

April 18, 2013

Via E-mail
Patricia A. Arciero-Craig
Gleacher & Company, Inc.
1290 Avenue of the Americas
New York, NY 10104

> **Re: Gleacher & Company, Inc.**
> **Preliminary Proxy Statement filed on Schedule 14A**
> **Filed April 11, 2013**
> **File No. 000-14140**

Dear Ms. Arciero-Craig:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to clearly mark the proxy statement as preliminary. See Exchange Act Rule 14a-6(e)(1).

2.   Please revise the Notice and the proxy statement, where appropriate, to clearly indicate that your Board of Directors is not soliciting proxy authority to vote for the election of directors.

Proposal 1

3.   Revise the proxy statement to indicate, if true, that Gleacher expects the Contesting Stockholder(s), as characterized in your proxy statement, to raise the election of directors as a matter to be voted on at the meeting. At present, use of the heading "Proposal 1" suggests that Gleacher will be making the proposal.

4.   Because Gleacher is not soliciting proxy authority to vote for the election of directors, Proposal 1, as it appears on the form of proxy, does not comply with Exchange Act Rule 14a-4. Please delete Proposal 1 from the proxy card, or advise us of the legal basis upon which Gleacher relied to disclose that shareholders could provide voting instructions on the proxy card that presumably would empower the proxy holder to vote. Note that Rule 14a-4(d)(1) only authorizes the proxy holder to vote for bona fide nominees.

5.   We noticed the disclosure that indicates the "Board of Directors makes no recommendation as to the persons nominated by" the Contesting Stockholders. Note 3 to Exchange Act Rule 14a-6, however, will treat Gleacher as having participated in a solicitation in opposition for purposes of Exchange Act Rule 14a-12(c) even though it does not plan to seek proxy authority to vote for proxy any director nominees. As a result, Gleacher must comply with Items 4(b) and 5(b) of Schedule 14A. Advise us, with a view toward revised disclosure, how Gleacher has complied with or intends to comply with these disclosure provisions. Refer to Rule 14a-1(l)(iii) for additional guidance on what communications may constitute a solicitation for purposes of Regulation 14A.

Proposal 3

Reasons for Proposed Amendment

6.   Please revise to describe the factors considered by the Board of Directors in determining that if the reverse stock split is approved, a decrease in the number of authorized shares would be warranted.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Seaman at (202) 551-3366 or me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions